PACIFIC BOOKER MINERALS INC. MANAGEMENT’S DICUSSION AND ANALYSIS (FORM 51-102F1) For the six months ended July 31, 2006 page 1 of 8 pages

Dated September 27, 2006

The selected financial information set out below and certain comments which follow are based on and derived from the interim financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker") for the six months ended July 31, 2006 and from the audited financial statements of Pacific Booker for the year ended January 31, 2006 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company, which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold ore body situated within the Babine Lake Porphyry Copper Belt north-east of Smithers, BC.  Pacific Booker is proposing an open-pit mining and milling operation for the production of copper/gold concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol BKM.

Overall Performance
Pacific Booker Minerals Inc. continued work towards completing a full Feasibility Study.

Based upon geo-technical investigations completed at the Morrison property, detailed geo-technical logs were compiled along with field and laboratory tests to establish a geo-technical database for the project area.  The geo-technical database was used to complete the following reports:

•

Feasibility level Open Pit Geo-technical Investigations--the main purpose of the report was to provide the geo-technical information required for the feasibility level open pit slope design;

•

Feasibility level Open Pit Slope Design--the objective of the pit slope design was to determine the steepest practical slope angles for the open pit mine, so the operator can maximize the extraction of the identified ore resource;

•

Waste Management Site and Plant Site Geo-technical Investigations--the primary purpose of the report was to provide geo-technical information for the design of the Waste Management Facility and the proposed plant.

Environmental base line studies in support of the Environmental Assessment Certificate continued, as well as the consultative processes with government regulators, First Nations and local communities.  A Spring Bird Breeding Survey was completed and three Fisheries reports were posted on the BC Government ftp website (ftp://ftp.env.gov.bc.ca/pub/outgoing/EAO/Morrison/).

The reports are:

•

Reconnaissance (1:20,000) Fish and Fish Habitat Inventory in the Tochcha Lake Watershed and Select Tributaries to Babine Lake

•

A Brief Overview of Fish, Fisheries and Aquatic Habitat Resources in the Morice Timber Supply Area;

•

Fisheries Background Studies Morrison Watershed.

Pacific Booker Minerals personnel met with key government people to update them on progress of the Morrison Project.  Meetings were held at the Ministry of Energy, Mines and Petroleum Resources and the BC Environmental Assessment Office.

A Project Manager was hired to liaise with the consulting team in the preparation of the feasibility study in order to obtain the necessary project approval;  to review and supervise all engineering related work (design, specifications, manpower requirements, capital and operating costs, construction and scheduling, etc.), and to manage the construction and commissioning of the proposed open pit mine and related facilities.

In addition a Training Development Officer was hired.  This is a temporary position to define future position requirements during Mine Construction, Operation and Reclamation;  to develop job descriptions, including primary focus, duties and responsibilities and prerequisite experience and qualifications, for each position;  to establish the minimum skills and knowledge required to safely perform all tasks required;  to liaise with educational institutions and assess training programs;  and to develop training curriculum and training venue.

This has been an important quarter for Pacific Booker Minerals. The company continues to progress and has achieved significant goals, not only in the development of our Morrison project, but in securing our financial position as well.  The company completed a private placement in the amount of $2.5 million to add to the $3.88 million raised last quarter.  Our current financial position will assure the means to meet our strategic goals.  It should be sufficient to fund the various aspects of the development of the Morrison Project through final feasibility and support the cost of the corporate operations, as well. This level of equity should also meet financial and equity requirements which would allow Pacific Booker Minerals to trade in new equity markets.  This, again, will secure and increase shareholder value.

Late in June, the shareholders again showed their confidence in the current Management and Directors. All Directors were re-elected at the Annual General Meeting and current management retained their responsibilities.  The AGM and subsequent meetings all went smoothly. The Board has pledged to maintain the current course of the company and believes our progress and success will continue as we move forward in 2006.

During the six month period ended July 31, 2006, an optionor of the Hearne Hill property which adjoins the Company’s Morrison property has filed a Writ of Summons and Statement of Claim against the Company in respect to the option agreement on the Hearne Hill property, which it alleges is of no further force and effect and seeks the return of the Hearne Hill property and the area of interest around the Hearne Hill claims or unspecified damages in the alternative.  Management of the Company is vigorously defending the action and has filed a Statement of Defense and a Counterclaim against the optionor.  The ultimate liability, if any, arising from this claim is not presently determinable and will be recorded at the time of that determination.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles.  The figures reported are all in Canadian dollars.

The following table shows the total revenue (interest income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2004	$ 13,649,952	$ -	$ 2,119	$ 327,241	$ 0.06
January 31, 2005	$ 18,945,079	$ 1,500,000	$ 5,967	$ 902,759	$ 0.16
January 31, 2006	$ 12,675,661	$ 1,500,000	$ 13,378	$ 8,883,273	$ 1.41

Results of Operations

During the quarter under discussion, the Company completed a private placement for 500,000 units for total proceeds of $2,500,000.  Each unit was comprised of one common share and one share purchase warrant.  Each share purchase warrant will entitle the holder to purchase an additional common share at a price of $6.00 per share on or before July 28, 2008.  The Company issued 365,000 common shares on exercise of warrants for total proceeds of $1,478,250 and 7,000 common shares on exercise of options for total proceeds of $35,000.

The Company granted 216,000 options exercisable until June 26, 2011 at an exercise price of $5.25 to directors and employees.  The options are available for exercise at 1/8 on granting, and 1/8 of the total granted on each 3 month anniversary until fully vested.

Subsequent to the end of the quarter, the Company has not issued any common shares or announced any private placements.  The final cash payment of $1.5 million due to Falconbridge before April 2007 has been made in full.

For the six month period ended July 31, 2006, the Company incurred a net loss of $798,830 which was $301,279 higher than the $497,551 loss for the period ended July 31, 2005.  The largest amount difference was an increase in Investor relations fees (but less for general consulting fees) due to the change in functions of the related parties.  Previously, related parties were involved more in the field work aspects of the program where the current related parties include more investor relations activities.  Shareholder information and promotion costs have also increased as the Company is promoting interest in Pacific Booker in various ways.  The loss on exchange of US currency was also up by in the amount of $27,928 over the previous year.  Filing and transfer agent fees were up by $29,932 due to the filing fees on the private placements completed in April and July.  Office expenses were up, primarily due to the increase in insurance costs.  Also, there were increases in memberships and publications, and general office expenses.  Also included in this amount was a loss on disposal of an old company truck in the amount of $4,253. Travel and telephone costs have also increased over the same period in the previous year.  Professional fees have also increased due to the cost of defending the company’s interests in regards to the legal proceedings involving the Hearne Hill claims.

Due to the increase in cash held in our bank accounts, the Company earned $49,235 in interest during the six month period as compared to $3,993 in interest during the same period of the previous year.

For the quarter under discussion, the Company incurred a net loss of $375,992 which was $46,846 less than the quarter ended April 30, 2006.  The largest amount difference was a gain on exchange of US dollars in the amount of $22,789 compared to a loss for the quarter ended April 30, 2006 in the amount of $64,486.  Investor relations fees were also lower during the current quarter when compared to the previous quarter.  Office and miscellaneous, travel and telephone were also lower.  Stock compensation expense was higher by $46,158 and shareholder information and promotion was higher by $15,986.  Professional fees for the quarter were higher by $31,539 when compared to the quarter ended April 30, 2006.  Interest income for the quarter was $22,085 higher when compared to the quarter ended April 30, 2006.

During the quarter under discussion, the Company incurred $226,219 in exploration & development expenditures on the Morrison property compared to $238,032 exploration & development expenditures in the same quarter of the previous fiscal year.  Please see Note 5 in the interim financial statements for expenditures by item and area.  Information on the field activities during the quarter can be found under the heading “Overall Performance”.

For details on outstanding options and warrants at the end of the quarter, see note 7 in the July 31, 2006 financial statements.

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles.  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Operations for the company in the current period.

The following table shows the total revenue (interest income), the loss from our financial statements (cost of Administration expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

for the three months ended	Total Revenue	(Income)Loss before other items	Net (Income)Loss
			Total	Per Share
October 31, 2004	$ 75	$ 96,161	$ 96,086	$ 0.02
January 31, 2005	$ 1,530	$ 368,034	$ 616,504	$ 0.11
April 30, 2005	$ 2,098	$ 237,513	$ 235,415	$ 0.04
July 31, 2005	$ 1,895	$ 264,031	$ 262,136	$ 0.04
October 31, 2005	$ 6,032	$ 241,681	$ 235,649	$ 0.04
January 31, 2006	$ 3,353	$ 302,138	$ 8,150,073	$ 1.29
April 30, 2006	$ 13,575	$ 436,413	$ 422,838	$ 0.06
July 31, 2006	$ 35,660	$ 411,652	$ 375,992	$ 0.05

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the nine month period ended October 31, 2004	$ 4,437	$ 290,692	$ 286,255	$ 0.05
for the year ended January 31, 2005	$ 5,967	$ 658,726	$ 902,759	$ 0.16
for the three month period ended April 30, 2005	$ 2,098	$ 237,513	$ 235,415	$ 0.04
for the six month period ended July 31, 2005	$ 3,993	$ 501,544	$ 497,551	$ 0.08
for the nine month period ended October 31, 2005	$ 10,025	$ 743,225	$ 733,200	$ 0.12
for the year ended January 31, 2006	$ 13,378	$ 1,045,363	$ 8,883,273	$ 1.41
for the three month period ended April 30, 2006	$ 13,575	$ 436,413	$ 422,838	$ 0.06
for the six month period ended July 31, 2006	$ 49,235	$ 848,065	$ 798,830	$ 0.11

Liquidity

The Company currently does not have a producing mineral property.  The Company’s only source of funds has been from sale of common shares, some interest revenue from the deposit of funds raised, and the reclamation bond interest.  The exploration and development of deposits involve significant risks including commodity prices, project financing, permits and licences from various agencies in the Province of British Columbia and local political and economic developments.

At the end of the most recently completed year, the Company reported a net loss of $8,883,273 ($1.41 per share), the majority of the loss due to the write-off of the Hearne Hill claims in the amount of $7,851,288.

The Company had a long term debt for the Morrison purchase allowing for the additional cash disbursements required by our agreement.  The next required payment is on or before April 19, 2007 and was made subsequent to the end of the quarter.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expires in April 2009.  Details on the financial obligations are detailed in our annual financial statements (Note 13).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Falconbridge Limited (formerly Noranda Mining and Exploration Inc.) for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our annual financial statements (Note 3).

Proposed Transactions
The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies
The Company has detailed its significant accounting policies in Note 2 and in Note 17 (re: US versus Canadian GAAP) of the annual financial statements.

Forward Looking Statements

This discussion may include forward-looking statements respecting the Company’s strategies.  By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such statements as a result of the impact of issues, risks and uncertainties, which the Company may not be able to control.  The reader is therefore cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any intention or obligation to update or revise these forward-looking statements.

Related Party Transactions

Payments were made or incurred to 3 company directors for services provided in the course of normal business operations.  Specifically, to G. Anderson, CEO and J. Plourde, for shareholder relations and financing, and to E. Tornquist for services related to property management activities.  Also included in the related party note are payments made to the wife of E. Tornquist for administrative assistant functions and to CFO, R. Swan for accounting and management services.  Fees for these services amounted to $111,133 in this quarter compared to $51,509 for the corresponding period in the previous fiscal year.

Outlook for 2006

Pacific Booker Minerals Inc. will continue work to complete the full Feasibility Study, which along with environmental work currently being carried out, will be used to apply for a mining permit to construct.  It is anticipated that the results of the Feasibility Study and permitting process will lead to detailed engineering and construction.

The Feasibility Study work program will include:

•

Upgrading and classification of current resource estimate, and inclusion of additional resources from supplementary ore bodies;

•

Continue trade-off studies to establish most optimal strategies for the project;

•

Establishment of additional metallurgical recovery and cost parameters for inclusion into the block model;

•

Design of an ultimate pit and production schedule

•

Updating of NI 43-101  compliant resource estimate;

•

Establish the Tailings/Waste Rock Management Plan.  This will dictate the mining, hauling and earth structure costs; and the pre-production construction sequence;

•

Continue ARD characterization to confirm assumptions;

•

Confirm Power route;

•

Confirm transportation route based on concentrate sales to customer(s).

Work will also continue to complete the Environmental base line studies in support of the Environmental Assessment Certificate, as well as the consultative processes with government regulators, First Nations and local communities.  The Environmental Work Program includes Baseline Data Collection, Environmental Characterization, and Environmental Assessment.

Disclosure of outstanding share data

Details of our share transactions for the quarter and a listing of our outstanding options and warrants can be found in Note 7 of our interim financial statements.

Subsequent to the end of the quarter, no share transactions were made:

Shares issued:
Date	Details	Transaction amounts		Accumulated totals
		# of shares	$	# of shares	$
July 31, 2006	balance forward			8,682,439	31,534,554

Warrant transactions:
Date	details	Exercise Price	Expiry date	# of shares	Total
July 31, 2006	total outstanding				2,342,180

Options transactions:
Date	details	Exercise Price	Expiry date	# of shares	Total
July 31, 2006	total outstanding				1,417,000

Additional Disclosure for Venture Issuers

Mineral Property Interests
The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Hearne Hill	Morrison	Copper	CUB	Total
as at October 31, 2004	946,000	4,652,500	130,000	120,000	5,848,500
to January 31, 2005	100,000	-	(130,000)	(120,000)	(150,000)
as at January 31, 2005	1,046,000	4,652,500	-	-	5,698,500
to April 30, 2005	-	180,000	-	-	180,000
to July 31, 2005	-	-	-	-	-
to October 31, 2005	-	-	-	-	-
to January 31, 2006	(1,046,000)	-	-	-	(1,046,000)
as at January 31, 2006	-	4,832,500	-	-	4,832,500
to April 30, 2006	-	-	-	-	-
to July 31, 2006	-	-	-	-	-
as at July 31, 2006	-	4,832,500	-	-	4,832,500

Deferred Exploration & Development expenditures
The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Hearne Hill	Morrison	Grants/Tax Credits	Total
as at October 31, 2004	6,697,851	6,417,949	(851,746)	12,264,054
to January 31, 2005	5,370	104,404	-	109,774
as at January 31, 2005	6,703,221	6,522,353	(851,746)	12,373,828
to April 30, 2005	64	368,103	-	368,167
to July 31, 2005	65	238,032	-	238,097
to October 31, 2005	1,054	256,452	(2,242)	255,264
to January 31, 2006	(6,704,404)	612,177	(5,446)	(6,097,673)
as at January 31, 2006	-	7,997,117	(859,434)	7,137,683
to April 30, 2006	-	1,010,229	-	1,010,229
to July 31, 2006	-	226,219	-	226,219
as at July 31, 2006	-	9,233,565	(859,434)	8,374,131

Equity

The table following shows the change in capital stock, share subscriptions held (or applied to stock purchase), and net general and administration expenses for each three month period  and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Held	Contributed Surplus	Operating (Income)Loss	Deficit ending	Total Equity
as at October 31, 2004	19,954,429	-	-	286,255	4,238,412	15,716,017
to January 31, 2005	319,675	574,775	212,914	616,504	4,854,916	16,206,877
as at January 31, 2005	20,274,104	574,775	212,914	902,759	4,854,916	16,206,877
to April 30, 2005	1,126,200	(524,975)	106,457	235,415	5,090,331	16,679,144
to July 31, 2005	-	341,000	94,094	262,136	5,352,467	16,852,102
to October 31, 2005	-	1,184,800	108,835	235,649	5,588,116	17,910,088
to January 31, 2006	2,081,800	(1,295,600)	108,371	8,150,073	13,738,189	10,654,586
as at January 31, 2006	23,482,104	280,000	630,671	8,883,273	13,738,189	10,654,586
to April 30, 2006	4,039,200	(280,000)	117,508	422,838	14,161,027	14,108,456
to July 31, 2006	4,013,250	-	163,666	375,992	14,537,019	17,909,380
as at July 31, 2006	31,534,554	-	911,845	798,830	14,537,019	17,909,380